Exhibit 99.1
MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2012 FIRST QUARTER RESULTS
Financial Highlights
•	Gross bookings(1) for Air ticketing and Hotels and packages combined increased by $89.5 million to $264.1 million, representing growth of 51.2% year over year (yoy).
•	Number of Transactions for Air ticketing and Hotels and packages combined increased 54.4% yoy.
•	Revenue rose 54.3% yoy to $52.0 million.
•	Revenue less service costs(2) increased 52.3% yoy to $21.1 million.
•	Net revenue margin(3) for Air ticketing and Hotels and packages combined increased marginally to 7.7% yoy.
•
Results from operating activities improved yoy to $1.8 million, an increase of $0.5 million from the prior year’s fiscal first quarter. Adjusted operating profit(4) improved to $1.6 million, versus $1.4 million in the prior year’s fiscal first quarter.

•	Profit for the period was $0.8 million versus $1.3 million in prior year’s fiscal first quarter. Adjusted net income(5) was $1.5 million versus $1.7 million in prior year’s fiscal first quarter.
Gurgaon, India and New York, August 10, 2011 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended June 30, 2011.
“MakeMyTrip was able to maintain strong growth in the quarter despite uncertain global and domestic economic conditions.” said Deep Kalra, Chairman and CEO. “Our success and market leadership was driven by offering customers great value for innovative travel products and by continuously improving their entire experience with MakeMyTrip. Additionally, our strategic marketing investment this quarter has resulted in very robust growth in transactions and expansion of margins in our Hotels & Packages business, as we worked to further differentiate ourselves from our competitors.”

	3 months Ended	3 months Ended	YoY
(in thousands except EPS)	June 30, 2010	June 30, 2011	Change
Financial Summary as per IFRS
Revenue	$33,722.8	$52,047.7	54.3%
Revenue Less Service Costs(2)	$13,859.2	$21,104.8	52.3%
Air Ticketing	$9,989.5	$14,408.6	44.2%
Hotels and Packages	$3,358.7	$5,915.5	76.1%
Other	$510.9	$780.7	52.8%
Results from Operating Activities	$1,259.3	$1,791.8	42.3%
Adjusted Operating Profit(4)	$1,412.3	$1,647.9	16.7%
Profit for the period	$1,310.2	$750.9
Adjusted Net Income (5)	$1,708.3	$1,517.6
Diluted earnings per share	$0.05	$0.02
Adjusted Diluted earnings per share(5)	$0.05	$0.04

Operating Metrics
Gross Bookings	$174,644.0	$264,116.0	51.2%
Air Ticketing	$146,479.9	$218,819.6	49.4%
Hotels and Packages	$28,164.1	$45,296.4	60.8%
Number of Transactions
Air Ticketing	590.5	904.1	53.1%
Hotels and Packages	42.6	73.3	72.1%

(1)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(2)	Represents IFRS revenue after deducting service costs.

(3)	Revenue less service cost as a percentage of gross bookings.

(4)	Results from operating activities excluding employee share-based compensation costs.

(5)
Profit for the period excluding employee share-based compensation costs, Cost related to follow-on public offering, interest expense on the liability portion of preference shares, interest accretion on financial liability related to business combination, changes in the fair market value of embedded derivatives in the preference shares and income tax benefit (expense).

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (2) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Recent Developments
Investment in Le Travenues Technology Private Limited
On July 4, 2011, we entered into a share purchase agreement to acquire 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. We have agreed to pay cash consideration of $4.8 million for the purchase of new shares as well as existing shares. SAIF, our largest shareholder, has also agreed to acquire 56.7% of Le Travenues Technology Private Limited for $13.7 million. We expect to complete this share acquisition in August 2011. We believe this investment has synergies with and benefits our online travel business.
Acquisition of majority stake in Luxury Tours & Travel Pte Ltd
On May 9, 2011, we acquired approximately 79% equity stake in Luxury Tours & Travel Pte Ltd (LTT), a Singapore-based travel agency that provides hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region, in accordance with the terms of the share purchase agreement dated February 9, 2011 entered into with LTT and its existing shareholders. We paid cash consideration of approximately $3.0 million, subject to working capital adjustment in accordance with the terms of the share purchase agreement. We plan to invest approximately $0.8 million in one or more tranches until June 2012 for the subscription of new equity shares to be issued by LTT. Accordingly, in June 2011, we invested approximately $0.4 million pending the allotment of shares.
We have also agreed to acquire the remaining shares of LTT from the existing shareholders in cash, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on a valuation linked to future profitability of LTT. We intend to leverage this acquisition to build a position of strength in Southeast Asia through relationships with local hotels and vendors.
The operations of LTT have been consolidated in the financial statements of the Company from May 9, 2011.

Fiscal 2012 First Quarter Financial Results
Revenue. We generated revenue of $52.0 million in the quarter ended June 30, 2011, an increase of 54.3% over revenue of $33.7 million in the quarter ended June 30, 2010.
Air Ticketing. Revenue from our air ticketing business increased by 46.9% to $14.7 million in the quarter ended June 30, 2011 from $10.0 million in the quarter ended June 30, 2010. Our Revenue less service cost increased by 44.2% to $14.4 million in the quarter ended June 30, 2011 from $10.0 million in the quarter ended June 30, 2010. This was due to increase in gross bookings of 49.4% partially offset by a decrease in net revenue margin from 6.8% in the quarter ended June 30, 2010 to 6.6% in the quarter ended June 30, 2011.
Hotels and Packages. Revenue from our hotels and packages business increased by 57.6% to $36.6 million in the quarter ended June 30, 2011 from $23.2 million in the quarter ended June 30, 2010. Our Revenue less service cost increased by 76.1% to $5.9 million in the quarter ended June 30, 2011 from $3.4 million in the quarter ended June 30, 2010. This was due to an increase in gross bookings by 60.8%, partially contributed by increase in net revenue margin from 11.9% in the quarter ended June 30, 2010 to 13.1% in the quarter ended June 30, 2011. Hotels and packages net revenue margins increased from the previous quarter’s margin of 11.6%.
Other Revenue. Our other revenue increased to $0.8 million in the quarter ended June 30, 2011 from $0.5 million in the quarter ended June 30, 2010, primarily due to increase in sale of rail tickets and bus tickets and other miscellaneous income.
Total Revenue less Service Cost. Our total revenue less service cost increased by 52.3% to $21.1 million in the quarter ended June 30, 2011 from $13.9 million in the quarter ended June 30, 2010 as a result of a 44.2% increase in our air ticketing revenue less service cost, as well as a 76.1% increase in our hotels and packages revenue less service cost.
Personnel Expenses. Personnel expenses increased to $4.3 million in the quarter ended June 30, 2011 from $3.5 million in the quarter ended June 30, 2010, mainly as a result of increases in annual wages and in average employee headcount year over year in the quarter ended June 30, 2011. This growth reflects an overall increase in business partially offset by employee share-based compensation costs of $(0.14) million in quarter ended June 30, 2011 as against $0.15 million in quarter ended June 30, 2010. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 292 basis points year over year and by 47 basis points quarter to quarter to 20.9%.
Other Operating Expenses. Other operating expenses increased by 66.5% to $14.5 million in the quarter ended June 30, 2011 from $8.7 million in the quarter ended June 30, 2010, primarily as a result of an increase in advertising and business promotion expenses primarily due to our planned brand awareness initiative “Memories Unlimited” campaign, payment gateway charges, and outsourcing fees expenses in line with the growth in our business. Other Operating Expenses as a percentage of net revenue increased by 5.9% year over year to 68.6%.
Results from Operating Activities. As a result of the foregoing factors, our results from operating activities improved to a profit of $1.8 million in the quarter ended June 30, 2011 from a profit of $1.3 million in the quarter ended June 30, 2010. Excluding the effects of our employee share-based compensation costs for both quarters ended June 30, 2011 and 2010, we would have recorded an operating profit of $1.6 million in the quarter ended June 30, 2011 and an operating profit of $1.4 million in the quarter ended June 30, 2010.
Net Finance Income (Costs). Our net finance income (cost) increased to $(1.0) million in the quarter ended June 30, 2011 from $0.05 million in the quarter ended June 30, 2010, primarily due to follow-on public offering costs of $0.9 million in the current quarter, higher forex loss of $(0.3) million in the quarter ended June 30, 2011 partially offset by ($0.3) million interest accrued on the liability portion of our preference shares in the quarter ended June 30, 2010.
Profit for the period. As a result of the foregoing factors, including the effects of our employee share-based compensation costs, our profit for the quarter ended June 30, 2011 was $0.8 million as compared to a profit of $1.3 million in the quarter ended June 30, 2010. Excluding the effects of employee share-based compensation costs for both fiscal first quarter of 2011-12 and 2010-11, follow-on public offering costs of $0.9 million in the current quarter, interest accrued on the liability portion of preference shares, interest accretion on financial liability related to business combination and changes in fair market value of embedded derivatives in the preference shares, we would have recorded a net profit of $1.5 million in the quarter ended June 30, 2011 and a net profit of $1.7 million in the quarter ended June 30, 2010.
Earnings per share. Diluted earnings per share were $0.02 for the quarter ended June 30, 2011 as compared to earnings per share of $0.05 in the prior fiscal year’s corresponding quarter. Adjusted for follow-on public offering cost, interest accrued on the liability portion of preference shares, interest accretion on financial liability related to business combination and employee share-based compensation costs as mentioned in the preceding paragraph, diluted earnings per share were $0.04 in the quarter ended June 30, 2011, compared to diluted earnings per share of $0.05 in the quarter ended June 30, 2010.

Fiscal Year 2011-12 Outlook
The Company continues to be optimistic of its long term growth prospects as the travel industry continues to increase capacity to accommodate the demands for travel by the fast growing middle class and Internet population in India. The company is currently maintaining its Fiscal 2012 full year guidance range for Revenue less service costs at $86 to $89 million as global economic uncertainties persists.
Conference Call
MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended June 30, 2011 beginning at 7:30 a.m. EDT on August 10, 2011. To participate, please dial 1-866-405-2350 from within the U.S. or +65-6723-9388 from any other country. Thereafter, callers will be prompted to enter the participant passcode 84373270. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.
A telephonic replay of the conference call will be available for two week by dialing +1-866-214-5335 in the U.S. or by dialing +61-2-8235-5000 from any other country and using passcode 84373270. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.
About Non-IFRS Financial Measures
As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The company believes that Adjusted operating profit and Adjusted net income are useful in measuring the results of the company. The IFRS measures most directly comparable to Adjusted operating profit and Adjusted net income are Results from operating activities and Income (Loss) for the period, respectively. The company believes that adjustments to these IFRS measures, (including employee stock compensation costs, interest accretion on preference stock, expenses such as Follow-on public offering costs, gain or loss in fair market value of the embedded options within preference stock, interest accretion on financial liability related to business combination and income tax benefit (expense)) provide investors and analysts a more accurate representation of the company’s operating results.
Safe Harbor Statement
This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the company’s current expectations, assumptions, estimates and projections about the company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s F-1 dated May 26, 2011, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com
MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc. and Luxury Tours & Travel Pte Ltd, Singapore. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 4,700 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.
For more details, please contact:
INVESTOR RELATIONS
Jonathan Huang
MakeMyTrip.com Inc.
+1 (646) 405-1311
jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at June 30,
	2011	2011
	(in USD)
Assets
Property, plant and equipment	3,762,598	5,463,554
Intangible assets	2,796,840	7,156,338
Trade and other receivables, net	600,067	568,118
Term deposits	706,873	700,938
Other non-current assets	219,021	204,832
Deferred tax assets	2,924,308	2,921,122

Total non-current assets	11,009,707	17,014,902

Inventories	—	1,914,379
Current tax assets	3,855,431	4,332,243
Trade and other receivables, net	12,257,102	15,908,831
Term deposits	16,235,047	38,462,565
Other current assets	17,852,029	18,753,435
Cash and cash equivalents	51,730,321	63,615,805

Total current assets	101,929,930	142,987,258

Total assets	112,939,637	160,002,160

Equity
Share capital	17,546	18,423
Share premium	111,541,661	148,799,464
Accumulated deficit	(38,024,060)	(38,121,728)
Share based payment reserve	3,914,844	3,041,386
Foreign currency translation reserve	(1,174,111)	(1,231,177)

Total equity attributable to equity holders of the Company	76,275,880	112,506,368
Non-controlling interest	—	75,080

Total equity	76,275,880	112,581,448

Liabilities
Loans and borrowings	148,923	312,852
Employee benefits	667,050	726,147
Deferred tax liabilities	—	93,128
Other non-current liabilities	503,320	1,448,988

Total non-current liabilities	1,319,293	2,581,115

Bank overdraft	3,855,977	4,220,801
Loans and borrowings	60,634	155,427
Trade and other payables	29,694,702	38,896,076
Deferred income	26,533	26,504
Other current liabilities	1,706,618	1,540,789

Total current liabilities	35,344,464	44,839,597

Total liabilities	36,663,757	47,420,712

Total equity and liabilities	112,939,637	160,002,160

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended June 30
	2010	2011
	(in USD)
Revenue
Air ticketing	9,989,526	14,677,637
Hotels and packages	23,222,344	36,589,345
Other revenue	510,913	780,698

Total revenue	33,722,783	52,047,680

Service cost
Procurement cost of hotel and packages services	19,863,618	30,673,822
Purchase of air tickets coupon	—	269,035
Personnel expenses	3,455,602	4,268,650
Other operating expenses	8,695,247	14,476,584
Depreciation and amortization	449,000	567,818

Result from operating activities	1,259,316	1,791,771

Finance income	435,854	461,833
Finance costs	383,766	1,504,484

Net finance income (costs)	52,088	(1,042,651)

Profit before tax	1,311,404	749,120
Income tax benefit (expense)	(1,209)	1,796

Profit for the period	1,310,195	750,916

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	(455,990)	(60,419)

Other comprehensive loss for the period, net of tax	(455,990)	(60,419)

Total comprehensive income for the period	854,205	690,497

Profit (Loss) attributable to:
Owners of the Company	1,309,899	756,849
Non-controlling interest	296	(5,933)

Profit for the period	1,310,195	750,916

Total comprehensive income (loss) attributable to:
Owners of the Company	853,987	699,783
Non-controlling interest	218	(9,286)

Total comprehensive income for the period	854,205	690,497

Earnings per share
Basic	0.07	0.02
Diluted	0.05	0.02

Weighted average number of shares
Basic	17,556,560	35,688,911
Diluted	31,838,562	36,933,491

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
					Foreign
				Share based	currency		Non-
	Share	Share	Accumulated	payment	translation		controlling
	capital	premium	deficit	reserve	reserve	Total	interest	Total equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	756,849	—	—	756,849	(5,933)	750,916

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(57,066)	(57,066)	(3,353)	(60,419)

Total other comprehensive loss	—	—	—	—	(57,066)	(57,066)	(3,353)	(60,419)

Total comprehensive income (loss) for the period	—	—	756,849	—	(57,066)	699,783	(9,286)	690,497

Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment	—	—	—	(143,911)	—	(143,911)	—	(143,911)
Issue of ordinary shares on exercise of share options	104	981,362	—	(713,130)	—	268,336	—	268,336
Transfer to accumulated defecit on expiry of share options	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	877	37,257,803	16,417	(873,458)	—	36,401,639	—	36,401,639

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	84,366	84,366

Total changes in ownership interest in subsidiaries	—	—	(870,934)	—	—	(870,934)	84,366	(786,568)

Total transactions with owners	877	37,257,803	(854,517)	(873,458)	—	35,530,705	84,366	35,615,071

Balance as at June 30, 2011	18,423	148,799,464	(38,121,728)	3,041,386	(1,231,177)	112,506,368	75,080	112,581,448

MAKEMYTRIP LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the three months ended June 30,
	2010	2011
	(in USD)
Profit for the period	1,310,195	750,916
Adjustments for Non Cash Items	557,098	1,521,723
Change in working capital	596,201	562,339

Net cash from operating activities	2,463,494	2,834,978

Net cash used in investing activities	(317,825)	(27,440,212)

Net cash from (used in) financing activities	(32,585)	36,403,020

Increase in cash and cash equivalents	2,113,084	11,797,786

Cash and cash equivalents at beginning of the period	5,345,460	47,874,344
Effect of exchange rate fluctuations on cash held	(95,808)	(277,125)

Cash and cash equivalents at end of the period	7,362,736	59,395,004

MAKEMYTRIP LIMITED
RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended June 30
	Air ticketing		Hotels and packages		Others		Total
	2010	2011	2010	2011	2010	2011	2010	2011
				(in USD)
Revenue	9,989,526	14,677,637	23,222,344	36,589,345	510,913	780,698	33,722,783	52,047,680

Less:
Service cost	—	269,035	19,863,618	30,673,822	—	—	19,863,618	30,942,857

Revenue less service cost	9,989,526	14,408,602	3,358,726	5,915,523	510,913	780,698	13,859,165	21,104,823

Reconciliation of Adjusted Operating Profit	For the three months ended June 30
(Unaudited)	2010	2011
	(in USD)
Result from operating activities as per IFRS	1,259,316	1,791,771
Add: Employee share-based compensation costs	152,951	(143,911)

Adjusted Operating Profit	1,412,267	1,647,860

Reconciliation of Adjusted Net Income	For the three months ended June 30
(Unaudited)	2010	2011
	(in USD)
Income for the period as per IFRS	1,310,195	750,916
Add: Employee share-based compensation costs	152,951	(143,911)
Add: Cost related to follow-on public offerings	—	879,994
Less: Gain on change in fair market value of derivatives	(36,701)	—
Add: Interest accretion on preference stock	280,634	—
Add: Interest accretion on financial liability related to business combination	—	32,374
Add: Income tax (benefit) expense	1,209	(1,796)

Adjusted Net Income	1,708,288	1,517,577

Adjusted Earning per share
Diluted	0.05	0.04

MAKEMYTRIP LIMITED
OPERATING DATA

	For the three months ended June 30
	2010	2011
	(in thousands, except percentages)
Number of transactions
Air ticketing	590.5	904.1
Hotels and packages	42.6	73.3

Revenue less service cost:
Air ticketing	9,989.5	14,408.6
Hotels and packages	3,358.7	5,915.5
Other revenue	510.9	780.7

	$13,859.2	$21,104.8

Gross Bookings
Air ticketing	146,479.9	218,819.6
Hotels and packages	28,164.1	45,296.4

	$174,644.0	$264,116.0

Net revenue margins
Air ticketing	6.8%	6.6%
Hotels and packages	11.9%	13.1%

Combines net revenue margin for air ticketing and hotels and packages	7.6%	7.7%